SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2017

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On December 19, 2017, Kenon Holdings Ltd. (“Kenon”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) for the purposes of voting on each of the proposals set forth below:

•	Proposal 1: Ordinary resolution to ratify the sale of IC Power Ltd.’s Latin American and Caribbean power generation and distribution businesses (the “Sale”); and

•
Proposal 2: Special resolution to authorise a capital reduction in respect of a potential distribution of a portion of the proceeds received from the Sale to Kenon’s shareholders, should Kenon’s Board of Directors, in its sole discretion, determine to declare such a distribution.

A quorum was present for the Extraordinary General Meeting and Kenon is pleased to announce that each proposal was duly approved by Kenon’s shareholders at the Extraordinary General Meeting.

The full text of each proposal is contained in Kenon’s Proxy and Information Statement, dated as of November 27, 2017, and filed as Exhibit 99.1 to Kenon’s Report on Form 6-K, dated as of November 27, 2017 (the “Proxy and Information Statement”). For further information on the terms of the Sale, please see the Proxy and Information Statement. Additionally, as set forth in the Proxy and Information Statement, Kenon's Board of Directors has not, and may not, declare a distribution and the completion of any potential distribution, if declared, remains subject to the satisfaction of certain conditions.

Caution Concerning Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about a potential distribution, are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon's control and could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include Kenon's failure to successfully satisfy any conditions of a potential distribution, if declared by Kenon’s Board of Directors, including Kenon's receipt of the distributable amount and any third-party approvals required in connection with the distribution, Kenon's failure to complete the distribution, and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: December 19, 2017	By:	/s/ Barak Cohen
	Name:	Barak Cohen
	Title:	Co-Chief Executive Officer

By:	/s/ Robert L. Rosen
Name:	Robert L. Rosen
Title:	Co-Chief Executive Officer